Exhibit 99.1

                  CLEARLY CANADIAN MAKES RESTRUCTURING PROPOSAL

VANCOUVER, B.C., March 18, 2010 -- CLEARLY CANADIAN (PK: CCBEF) (the "Company") On March 17, 2010, the Company filed a Proposal under the Bankruptcy and Insolvency Act (Canada). This filing, and the Proposal, do not affect the Company's subsidiaries, DMR Food Corporation ("DMR") and My Organic Baby, Inc. "(MOB"), including the creditors, trade suppliers and customers of these subsidiaries. DMR and MOB will continue operations in the normal course.

The purpose of the Proposal is to:

     1. Offer unsecured creditors of the Company the option of taking a cash offer, expected to equate to 25c/$, or to receive a new class of common shares in the Company; and

     2. To cancel all existing classes of shares so that the creditors electing to be paid by the issuance of shares will be the only shareholders of the Company. The Company intends to take steps to cease to be a reporting issuer under the Securities Acts of British Columbia and Ontario following the Proposal.

The Proposal is subject to approval by the creditors, the court and requires regulatory approvals. A meeting of creditors has been set for April 1, 2010 to vote on the Proposal and the Company expects that approvals for the Proposal could be obtained by the end of April, 2010. The Proposal is supported by all of the Company's significant, "non-trade" creditors who intend to elect to receive shares, not cash. If the Proposal is accepted by the Company's creditors and the court, it is expected that the Company will continue operations in the normal course.

For further information on the Proposal, please contact the Trustee under the Proposal, Wolrige Mahon Limited, (604) 682-6414.

About Clearly Canadian
Clearly Canadian Brands markets premium alternative beverages, including Clearly Canadian(R) sparkling flavoured waters which are distributed in the United States, Canada and various other countries. Clearly Canadian's acquisition of DMR Food Corporation and My Organic Baby Inc. marks the Company's debut into organic and natural products with a full line of organic baby and toddler foods under the brand names My Organic Baby and My Organic Toddler and a wide range of dried fruit and nut snacks offerings from SunRidge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

Forward Looking Statements
Statements   in  this  news   release   that  are  not   historical   facts  are
forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes", "estimates", "potential", "predicts", "continue" and words of similar import also identify forward-looking statements. Forward-looking statements n this news release include statements related to the Company's intention to take steps to cease to be a reporting issuer, and its expectation that it will continue operations in the normal course if the Proposal is accepted by the Company's creditors and the court. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including but not limited to, the belief in the opportunities which can exist for our products. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company's ability to maintain the current and future retail listings for its beverage products and to maintain favorable
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supply,  production and  distribution  arrangements,  laws and  regulations  and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions. However, the reader is cautioned that the Company's filings with the U.S. Securities and Exchange Commission, and with the British Columbia and Ontario Securities Commissions, are not current as the Company has insufficient resources to complete its required regulatory filings. As a result, the Company is the subject of cease trade orders issued by the British Columbia and Ontario Securities Commissions, and its common stock is no longer eligible for quotation on the OTC Bulletin Board.

For further information please contact: investor@clearly.ca